April 30, 2007

The Board of Directors
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401

Ladies and Gentlemen:

Thank you for the time and effort spent by ION Media Networks, Inc. (the “Company”), its Board of Directors (the “Board”) and all of their respective advisors in reviewing our proposal and providing constructive responses. As you may know, we met with the Special Committee and its advisors on Friday, April 27, 2007 in an effort to address the remaining issues that the Special Committee and its advisors had previously identified to us with respect to our transaction proposal. We wish to summarize for you the significant improvements that we have made to our proposal, which we believe comprehensively address all of the remaining issues of the Special Committee and its advisors.

Exchange Offer Consideration. Consistent with our prior proposal, if holders of more than 50% of each of the 14 ¼% Preferred Stock and 9 ¾% Preferred Stock tender in the exchange offer, then:

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holders of 14 ¼% Preferred Stock that choose to exchange their entire position would receive 80% of the face amount (based on the accreted value as of May 15, 2006), comprised of 70% in principal amount of newly issued Series A Convertible Subordinated Debt and 10% in face amount of newly issued Series A Convertible Preferred Stock, which would rank senior to all currently outstanding preferred stock; and

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holders of 9 ¾% Preferred Stock that choose to exchange their entire position would receive 50% of the face amount (based on the accreted value as of September 30, 2006), comprised of 40% in principal amount of newly issued Series A Convertible Subordinated Debt and 10% in face amount of newly issued Series A Convertible Preferred Stock.

However, if holders of 50% or less of either the 14 ¼% Preferred Stock or 9 ¾% Preferred Stock tender in the exchange offer, then:

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holders of 14 ¼% Preferred Stock that choose to exchange their entire position would receive 75% in face amount (based on the accreted value as of May 15, 2006) of newly issued Series A Convertible Subordinated Debt and 5% in face amount of newly issued Series B Convertible Preferred Stock, which would rank pari passu with the preferred stock owned by Citadel; and

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holders of 9 ¾% Preferred Stock that choose to exchange their entire position would receive 45% in face amount (based on the accreted value as of September 30, 2006) of newly issued Series A Convertible Subordinated Debt and 5% in face amount of newly issued Series B Convertible Preferred Stock.

In an effort to improve the value proposition of the new Series A Convertible Subordinated Debt, the coupon has been adjusted upward from 7% to 11%. This increased coupon significantly improves the valuation of the new Series A Convertible Subordinated Debt. Similarly, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock carry 12% coupons.

As a further enhancement to the new securities offered to the holders of the 14 ¼% Preferred Stock and 9 ¾% Preferred Stock that choose to exchange, we have incorporated mandatory conversion protection for the benefit of the holders of the new Series A Convertible Subordinated Debt, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. None of these securities will be mandatorily convertible in the first year or callable for the life of the securities. In the second year, the securities will be mandatorily convertible at 102% of the conversion price; in the third year, the securities will be mandatorily convertible at 101% of the conversion price; and the securities will be mandatorily convertible at 100% of the conversion price thereafter. Given both the improved coupon and the mandatory conversion protection, these revisions provide holders with significant value enhancements.

Exchange Offer Timing. Our revised proposal now contemplates that the consummation of the Exchange Offer is no longer conditioned upon receipt of FCC approval. As a result, our revised proposal now contemplates that the Company would commence the Exchange Offer as promptly as practicable following commencement of the Tender Offer and does not contemplate a requirement to extend the Exchange Offer until the receipt of FCC approval. This revision would expedite the delivery of value to the holders of 14 ¼% Preferred Stock and 9 ¾% Preferred Stock who choose to exchange their securities.

Funding. Citadel has agreed to invest additional capital to cover the transaction expenses incurred by the Company in addition to the $100 million of cash previously contemplated. These funds would be invested in the Company in conjunction with the commencement of the Tender Offer in exchange for newly issued Series B Convertible Subordinated Debt. In effect, Citadel will fund $100 million to facilitate the Company’s business plan and will fund an additional amount to be agreed, to cover the expenses incurred by the Company relating to our transaction proposal.

Transaction Costs. Citadel and NBCU have agreed to pay for the legal and financial advisory expenses that are incurred on their behalf. The Company will no longer be required to cover these expenses.

Our revised proposal would convey substantial value to the holders of 14 ¼% Preferred Stock and 9 ¾% Preferred Stock, and addresses all of the concerns raised by the Company, the Board, the Special Committee and all of their respective advisors with respect to the transactions. Our legal advisors have been working diligently to put in place definitive documentation by Thursday, May 3, 2007. It is imperative that we be in a position to sign documentation by that date in order for the Call Right to be exercised and the Tender Offer to be commenced by May 4, 2007 and therefore for the holders of public market Class A Common Stock to receive cash consideration of $1.46 in the Tender Offer.

We wish to emphasize that should the May 4, 2007 deadline to exercise the Call Right and commence the Tender Offer lapse, holders of Class A Common Stock would be deprived of the right to receive the cash consideration in the Tender Offer as contemplated by our proposal. We reiterate our belief that if the Tender Offer does not occur in accordance with the Call Right, the trading price of the Class A common stock will fall back to levels similar to the pre-announcement trading price. It is also important to note that any transaction that Citadel and NBCU undertake after May 4, 2007 would no longer be required to include a minimum cash consideration of $1.46 per share to be paid to holders of Class A Common Stock of the Company.

Except as modified herein, our proposal remains subject to the conditions contained in our letter of January 17, 2007, as modified in our letters of February 22, 2007, March 29, 2007 and April 11, 2007.

We look forward to working with you and your advisors to finalize the documentation necessary to consummate the proposed transactions as soon as possible. In the interim, please do not hesitate to contact either of the undersigned if you have any questions.

Very truly yours,

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, LLC, its General Partner By: /s/ Matthew Hinerfeld Name: Matthew Hinerfeld Title: Managing Director and Deputy General Counsel	NBC UNIVERSAL, INC. By: /s/ Lynn Calpeter Name: Lynn Calpeter Title: EVP and Chief Financial Officer